July 15, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Re:

Cincinnati Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarter ended March 31, 2009

File Number:  0-04604

Dear Mr. Rosenberg:

In response to your letter of July 9, 2009, I contacted Sasha Parikh, Staff Accountant, by telephone on July 15, 2009, to agree upon a date for submission of Cincinnati Financial Corporation’s formal response.  This letter confirms that, as agreed, Cincinnati Financial Corporation will submit its response to the matters raised in your July 9 letter on or before August 7, 2009.

Sincerely,

CINCINNATI FINANCIAL CORPORATION

/s/Steven J. Johnston

Steven J. Johnston, FCAS, MAAA, CFA

Chief Financial Officer, Senior Vice President, Secretary and Treasurer

cc:

Sasha Parikh